Exhibit 99.1

7 January 2005

Mitchells & Butlers plc

Purchase of Own Securities

Mitchells & Butlers plc announces that on 7 January 2005 it purchased 300,000 of its ordinary shares at a price of 332.3917 pence per ordinary share. 150,000 of these shares will be held as treasury shares and 150,000 shares will be cancelled.

The total number of Mitchells & Butlers shares in issue (after cancellation of 150,000 shares and excluding treasury shares) is 522,312,163. Following the above purchase, Mitchells & Butlers plc holds 886,877 ordinary shares as treasury shares.

It is intended that the shares held as treasury shares will be used to meet obligations of Mitchells & Butlers under employee share option schemes.

ENDS